United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003


                                       OR


  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 9, 2004

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                         2003              2002
-------------------------------------------------------------------------------
PLAN ASSETS
    Investments, at fair value                    $ 37,355,922       26,108,872
    Contributions receivable - employer                 44,285              191
    Contributions receivable - participants                729              473
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 37,400,936       26,109,536
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2003

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
   Net appreciation in fair value of investments:
       Mutual funds                                              $    4,265,145
       Common stocks                                                     22,291
   Dividend and other income                                            608,936
   Interest income                                                      123,756
-------------------------------------------------------------------------------
          Net investment income                                       5,020,128
-------------------------------------------------------------------------------

Contributions:
   Participants                                                       5,357,947
   Company                                                            2,068,478
   Transfer from Spectra Communications Group,
    LLC Union 401(k) Plan and Trust                                   1,571,667
-------------------------------------------------------------------------------
          Total contributions                                         8,998,092
-------------------------------------------------------------------------------
          Total investment income and contributions                  14,018,220
-------------------------------------------------------------------------------

Deductions from net assets:
   Participant withdrawals                                            2,726,820
-------------------------------------------------------------------------------

Net increase                                                         11,291,400

Net assets available for benefits:

   Beginning of year                                                 26,109,536
-------------------------------------------------------------------------------

   End of year                                                   $   37,400,936
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Union Group Incentive Plan (the Plan) was established on June 1, 1983. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2003 and 2002 and changes in net assets available for benefits for the year ended December 31, 2003. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      Effective September 30, 2003, the Company merged the assets of the Spectra Communications Group, LLC Union 401(k) Plan and Trust (the "Spectra Union Plan") into the Plan. The total amount transferred was $1,571,667. Effective with this merger, participants of the Spectra Union Plan became participants in the Plan.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each eligible employee of CenturyTel, Inc. (the Company) whose compensation and conditions of employment are covered by certain collective bargaining agreements.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of his eligible pay; however, the total amount contributed to the Plan cannot exceed $12,000 for 2003 (as adjusted from year to year in accordance with Federal
      Law). The percentage of compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $200,000 for 2003 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

      Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2003 was $2,000; the amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to a percentage, as determined by the participant's applicable collective bargaining agreement, of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's eligible compensation contributed to the

      Plan by the employee. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). During 2003, the Company contributed $2,068,478 to the Plan, of which $2,024,500 related to contributions made to the Employer Match Account and $43,978 related to contributions made to the Additional Match Account.

      The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Account and Additional Match Account vests as follows:

                  Years of Service                   Percentage Vested
                  ----------------                   -----------------

                   Less than 1                                 0%
                         1                                    20
                         2                                    40
                         3                                    60
                         4                                    80
                         5                                   100

      In the event of death, disability, or upon reaching age 65, the Employer Match Account and Additional Match Account become fully vested.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts may be utilized first to satisfy any restorations for the year. Any remaining forfeitures shall be applied to offset future employer contributions.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the vested account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2003, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Investment Valuation and Income Recognition

      Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2003 and 2002, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. However, the Company is required to comply with all relevant provisions of the applicable labor agreements.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2003:

      (a) T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($5,072,812 and $3,343,721 at December 31, 2003 and 2002,
           respectively).

      (b) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($1,436,200 and $789,472 at December 31, 2003 and 2002,
           respectively).

      (c) Loan Fund - represents loans to participants from the participants' investment accounts ($2,162,354 and $1,679,094 at December 31, 2003 and 2002, respectively).

      (d) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($6,940,871 and $5,775,966 at December 31, 2003 and 2002, respectively).

      (e) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($9,889,274 and $7,519,545 at December 31, 2003 and 2002, respectively).

      (f) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($689,838 and $294,252 at December 31, 2003 and 2002, respectively).

      (g) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($1,571,810 and $792,731 at December 31, 2003 and 2002, respectively).

      (h) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($2,522,929 and $1,003,947 at December 31, 2003 and 2002, respectively).

      (i)  Morgan Stanley Institutional Fund Small Company Growth
           Portfolio B - consists primarily of investments in common stocks of small companies ($1,374,393 and $500,714 at December 31, 2003 and 2002, respectively).

      (j) PIMCO Total Return Fund - consists primarily of investments in debt securities ($4,477,022 and $4,017,905 at December 31, 2003 and 2002,
           respectively).

      (k) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($280,484 and $113,042 at December 31, 2003 and 2002, respectively).

      (l) BGI LifePath Retirement Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($149,576 and $53,484 at December 31, 2003 and 2002, respectively).

      (m) BGI LifePath 2010 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($396,601 and $77,375 at December 31, 2003 and 2002, respectively).

      (n) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($121,473 and $53,425 at December 31, 2003 and 2002, respectively).

      (o) BGI LifePath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($185,550 and $71,576 at December 31, 2003 and 2002, respectively).

      (p) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($84,735 and $22,623 at December 31, 2003 and 2002, respectively).

      Investments in T. Rowe Price Equity Index 500 Fund, Loan Fund, T. Rowe Price Summit Cash Reserves Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Mid-Cap Growth Fund and PIMCO Total Return Fund were each greater than 5% of assets available for benefits at December 31, 2003.

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in September 2003 related to the Plan.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Barclays Global Investors Funds, Inc. (Barclays), Morgan Stanley Investment Management Inc. (Morgan Stanley), Janus Capital
      Corporation (Janus), or Pacific Investment Management Company (PIMCO).
      T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Barclays, Morgan Stanley, Janus and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $83,345 for the year ended December 31, 2003.

(5)   CONCENTRATION OF INVESTMENTS

      Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Janus, Barclays, Morgan Stanley or PIMCO. The remaining assets available for benefits are invested in CenturyTel Common Stock and loans to participants.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003




   Identity of issuer, borrower,                                                         Current
    lessor or similar party                       Description of Investment               Value
-----------------------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock          44,028  shares at $32.62 per share   $   1,436,200

Loan Fund (interest rates ranged
 from 4.74% to 12.5%)                               -                                   2,162,354  (Note 1)

Investment in Mutual Funds for
 Qualified Employee Benefit Plans:
     Managed by Barclays:
        Asset Allocation Fund                  30,063  shares at $9.33 per share          280,484
        LifePath Retirement Fund               13,561  shares at $11.03 per share         149,576
        LifePath 2010 Fund                     32,244  shares at $12.30 per share         396,601
        LifePath 2020 Fund                      8,597  shares at $14.13 per share         121,473
        LifePath 2030 Fund                     13,132  shares at $14.13 per share         185,550
        LifePath 2040 Fund                      5,477  shares at $15.47 per share          84,735
     Managed by Janus:
        Janus Overseas Fund                    33,390  shares at $20.66 per share         689,838
        Janus Fund                             66,971  shares at $23.47 per share       1,571,810
     Managed by Morgan Stanley:
        Institutional Fund Small Company
         Growth Portfolio B                   131,647  shares at $10.44 per share       1,374,393
     Managed by PIMCO:
        PIMCO Total Return Fund               418,023  shares at $10.71 per share       4,477,022  (Note 1)
     Managed by T. Rowe Price:
        Equity Income Fund                    409,324  shares at $24.16 per share       9,889,274  (Note 1)
        Equity Index 500 Fund                 169,376  shares at $29.95 per share       5,072,812  (Note 1)
        Mid-Cap Growth Fund                    58,810  shares at $42.90 per share       2,522,929  (Note 1)
        Summit Cash Reserves Fund           6,940,871  shares at $1.00 per share        6,940,871  (Note 1)
-----------------------------------------------------------------------------------------------------------
                                                                                    $  37,355,922
===========================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1)  These investments are greater than 5% of assets available for benefits.

        (2) Information on cost of investments is excluded as all investments are participant directed.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       CenturyTel, Inc.
                                       Union Group Incentive Plan



June 25, 2004                          /s/ R. Stewart Ewing, Jr.
                                       -------------------------
                                       R. Stewart Ewing, Jr.
                                       Retirement Committee Member and
                                       Executive Officer of Issuer of
                                       Plan Securities

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN

                                Index to Exhibits



     Exhibit
     Number
-------------------------------------------------------------------------------
     23.1    Consent of Independent Registered Public Accounting Firm